As filed with the Securities and Exchange Commission on August 13, 1997
                                               Registration No. 333-31691

-------------------------------------------------------------------------------
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                               --------------------

                                AMENDMENT NO. 1 TO
                                     FORM S-2
                              REGISTRATION STATEMENT

                                       UNDER
                            THE SECURITIES ACT OF 1933
                               --------------------

                              SIGMA ALPHA GROUP, LTD.
                  (Name of small business Issuer in its charter)

                                     Delaware

          (State or other jurisdiction of incorporation or organization)

                                       6799
                               ----------------------
             (Primary Standard Industrial Classification Code Number)

                                     23-2498715
                               ----------------------
                       (I.R.S. Employer Identification No.)

                               --------------------

                            1341 North Delaware Avenue
                         Philadelphia, Pennsylvania  19125
                                  (215) 425-8682
        (Address and telephone number of principal executive offices and principal place of business)
                              --------------------

                           Peter S. Pelullo, President
                             Sigma Alpha Group, Ltd.
                           1341 North Delaware Avenue
                        Philadelphia, Pennsylvania 19125
                                 (215) 425-8682
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

                            Anthony M. Collura, Esq.
                   Silverman, Collura, Chernis & Balzano, P.C.
                        381 Park Avenue South, Suite 1601
                             New York, New York  10016
                                  (212) 779-8600

      Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to Register additional securities or an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
===============================================================================
                          CALCULATION OF REGISTRATION FEE
===============================================================================
                                             Proposed    Proposed
                                             Maximum      Maximum
Title of Each Class of                       Offering    Aggregate   Amount of
Securities to be              Amount to be    Price      Offering  Registration
Registered (2)                 Registered  Per Share(1)  Price (1)     Fee
===============================================================================
Common Stock, $.001 Par Value    5,132,500     $2.00    $10,265,000   $3,110.60
===============================================================================
Common Stock Underlying            100,000     $2.00    $   200,000   $   60.61
Common Stock Purchase
Warrant
===============================================================================
Total                            5,232,500     $2.00    $10,465,000   $3,171.21
===============================================================================
(1) Estimated solely for the purpose of calculating the registration fee herein.
(2) Includes such additional number of Shares as may become issuable by reason of anti-dilution provisions of the Warrants pursuant to Rule 416.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                               SIGMA ALPHA GROUP, LTD.
                  Cross-Reference Sheet to Prospectus on Form S-2

                Furnished Pursuant to Item 501(b) of Regulation S-K

Item  Form S-2 Caption                       Location in Prospectus
----  ----------------                       ----------------------
1.    Forepart of the Registration       Outside Front Cover Page
      Statement and Outside Front
      Cover Page of Prospectus

2.    Inside Front and Outside Back      Cover Inside Front Cover Page
      Pages of Prospectus                Outside Front Cover Page

3.    Summary Information, Risk          Prospectus Summary; Selected Financial
      Factors and Ratio of Earnings        Data; Risk Factors
      to Fixed Charges

4.    Use of Proceeds                    Use of Proceeds

5.    Determination of Offering Price    Terms of the Offering

6.    Dilution                           Dilution

7.    Selling Securityholders            Resales by Selling Securityholders

8.    Plan of Distribution               Cover Page; Resales by Selling
                                         Securityholders/Terms of the Offering

9.    Description of Securities          Description of Securities;
      to be Registered                   Shares Eligible for Future Sale

10.   Interest of Named Experts          Experts and Legal Matters
      and Counsel

11.   Information with Respect to        Business; Description of
      the Registrant                     Securities; Financial Statements;
                                         Selected Financial Data;
                                         Management's Discussion
                                         and Analysis of Financial
                                         Condition and Results of
                                         Operations; Certain Transactions;
                                         Management; Price Range of Common
                                         Stock; Dividend Policy; Principal
                                         Shareholders

12.   Incorporation of Certain           Incorporation of Certain
      Information By Reference           Documents By Reference

13.   Disclosure of Commission           Not Applicable
      Position on Indemnification
      for Securities Act Liabilities

           [TO BE INSERTED ALONG LEFTHAND SIDE OF PROSPECTUS COVER PAGE]

                               [RED HERRING LEGEND]

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the soli-citation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                    DATED AUGUST 13, 1997 SUBJECT TO COMPLETION

PROSPECTUS
----------
                              SIGMA ALPHA GROUP, LTD.
                         5,232,500 SHARES OF COMMON STOCK

     Sigma Alpha Group, Ltd. (the "Company") is offering (the "Offering") hereby up to 5,000,000 shares of its Common Stock, $.001 par value (the "Common Stock" or "Shares"), at a price of $2.00 per share during the 30 day period commencing on the date of the Prospectus. Shares of the Company's Common
Stock are quoted on the OTC Bulletin Board (the "Bulletin Board") under the symbol "SGAL". On July 14, 1997 the last sale price of the Common Stock as reported on the Bulletin Board was $2 1/16.

     This Prospectus also relates to the possible resale of up to 132,500 Shares of outstanding Common Stock and up to 100,000 shares of the Company's Common Stock issuable upon exercise of a Common Stock Purchase Warrant (the "Warrant") by certain selling securityholders (the "Selling Securityholders"). The Company will not receive proceeds from the sale of shares of Common Stock by Selling Securityholders. The Warrant is exercisable until August 31, 1999 at a price of $2.00 per Share. The Selling Securityholders may effect the sale of their shares from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Common Stock, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. See "Resales By Selling Securityholders".

      THESE SECURITIES ARE HIGHLY SPECULATIVE. THEY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. THEY SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR ENTIRE INVESTMENT (SEE "RISK FACTORS" AND "DILUTION".)

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTA-TION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                     Price to the Public(1)  Commissions(2)        Proceeds to
                                                                  the Issuer(2)
-------------------------------------------------------------------------------
Total Per Share              $2.00                $.20                 $1.80
-------------------------------------------------------------------------------
Total Maximum(3)         $10,000,000           $1,000,000           $9,000,000
===============================================================================
(See Notes on Following Page)

                              SIGMA ALPHA GROUP, LTD.
                            1341 North Delaware Avenue
                              Philadelphia, PA  19125
                                  (215) 425-8682

                  The date of this Prospectus is August __, 1997

                               [Inside Front Cover]

(1) The Company intends to offer the Shares directly to the public through Peter Pelullo, an officer and director of the Company, on a "best efforts-no minimum basis." Mr. Pelullo will not receive compensation based upon the offer and sale of the Shares. The Company may also offer the Shares through broker/ dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") and/or other overseas parties who are not NASD members. NASD members may receive up to $.20 for each share sold in the Offering. Overseas parties may receive a combination of cash commissions and shares of the Company's Common Stock not to exceed 10% of the Shares sold. Payment for the Shares shall be made by check or money order payable to the Company and must be delivered to the Company along with a duly executed subscription agreement in the form attached hereto to 1341 North Delaware Avenue, Philadelphia, PA 19125.

(2) The figures for Commissions and Net Proceeds to Issuer assumes that a 10% cash commission will be paid on all Shares sold in this Offering and does not reflect the payment of expenses in connection with this Offering estimated at $50,000.

(3) Refers to the 5,000,000 Shares being offered for sale by the Company.

     The Company currently plans to offer the Shares for sale in the state of New York and in foreign countries. No assurances can be given that the Shares will in fact be available for offer and sale in any such jurisdictions. The Company may also seek to offer and sell the Shares in other jurisdictions.

                                     CAVEATS

THE OFFERING IS MADE SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY AND ALL SUBSCRIPTIONS, AND NO SUBSCRIPTION WILL BE EFFECTIVE UNTIL ACCEPTED BY THE COMPANY.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act") with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration State-ment, certain parts of which are omitted in accordance with the Rules and reg-ulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration State-ment. Statements contained in this Prospectus as to the contents of any con-tract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http:\\www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which are on file with the Commission, are incorporated in this Prospectus by reference and made a part hereof: (i) The Company's Annual Report on Form 10-KSB for the year ended July 31, 1996, filed with the Commission on October 29, 1996, and (ii) Quarterly Reports on Form 10-QSB for the quarters ended October 31, 1996, January 31, 1997, and April 30, 1997, filed with the Commission on December 13, 1996, February 28, 1997, and June 13, 1997, respectively.

     This Prospectus is accompanied by a copy of the Company's latest Annual Report on Form 10-KSB as filed with the Commission. The Company hereby will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents including, without limitation, the Company's latest Form 10-QSB. Written requests for such copies should be directed to Sigma Alpha Group, Ltd., at its executive offices at 1341 North Delaware Avenue, Philadelphia, PA 19125, Attention Carol Diaddorio. Oral requests should be directed to such individual (telephone number (215) 425-8682).
                              -----------------

    No broker, dealer, salesman or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell, or a solicitation or an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

                               PROSPECTUS SUMMARY

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS AND IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. EXCEPT WHEN OTHERWISE INDICATED, ALL SHARE AND PER SHARE INFORMATION CONTAINED IN THIS PROSPECTUS REFLECT A TWO FOR ONE STOCK SPLIT EFFECTIVE MAY 10, 1991 AND A ONE FOR THREE REVERSE STOCK SPLIT EFFECTIVE OCTOBER 21, 1992.

THE COMPANY

     Sigma Alpha Group, Ltd. (the "Company") was incorporated under the Laws of the Commonwealth of Pennsylvania in February 1988 and commenced operations in June 1989, as the successor-in-interest of Sigma Sound Studios, Inc. ("Sigma Sound"). The Company became publicly held upon its merger in January 1991 with Fabulous Mergers, Inc., an inactive public company incorporated in Nevada. Pursuant to the terms of the merger, Fabulous Mergers, Inc., as the surviving corporation, changed its name to Sigma Alpha Entertainment Group, Ltd., and was subsequently reincorporated in Delaware. In 1995 the Company changed its name to the Sigma Alpha Group, Ltd. In April 1995 the Company acquired 80% of Global Telecommunications of Delaware, Inc. ("Global"), a company engaged in the development and marketing of certain technology pertaining to telecommunication products.

    Since 1995, the Company has expended approximately $2,700,000 in developing its telecommunication technologies and products, including a digital voice information pager ("Voice Pager") and a stock market information receiver ("SIR") to be sold in the People's Republic of China ("China"). The Company intends to market the Voice Pager in China and other emerging markets utilizing direct relationships with radio stations and/or through joint ventures with local businesses. Under the joint venture approach, the Company plans to participate in the monthly paging subscription revenues.

     The Voice Pager is designed to allow for the development and implemen-tation of a cost-effective paging system in countries which lack substantial telecommunication system infrastructures such as China and other emerging markets. The Company's paging system will utilize existing FM radio frequencies to transmit voice messages directly to a subscriber's hand held Voice Pager. The Voice Pager stores a digital voice message for playback immediately upon demand by the subscriber. The Company believes that with minimal capital investment, Chinese and other emerging markets' radio stations can modify their existing FM Radio transmitters to implement the Company's Voice Pager system and create a Voice Paging service that reduces problems associated with traditional beepers, numeric pagers and alphanumeric pagers currently in use in China and other emerging markets. Traditional beepers and numeric paging systems require a paging subscriber to have ready access to a telephone to return or retrieve a message. The Company believes that the lack of easy access to telephones throughout China and other emerging markets negatively effects the use of beepers and numeric pagers in those countries. Chinese character pagers allow for a subscriber to receive a message consisting of numerals and characters that have been input by typists at a central station. The Company believes that its Voice Pager technology affords significant advantages over Chinese character pagers which require the entry of complex and numerous Chinese characters in order for messages to be received correctly. Traditional beepers, numeric pagers and alphanumeric and Chinese character pagers are currently marketed in China. The Chinese Ministry of Posts and Telecommunications has reported that approximately 25,000,000 pagers were in service in China at the end of 1995. The Company believes that its Voice Pager will be competitively priced with Chinese character pagers presently marketed in China.

     The Company expects that engineering prototypes of the Voice Pager will be available in the third quarter of 1997 and production prototypes in the fourth quarter of 1997. The Company believes that additional funding of approximately $750,000 will be necessary in order to meet the foregoing timetable and prepare for commercialization of the product. Accordingly there can be no assurance that the Company will meet its milestones.

     The SIR system was designed to allow for the transmission of stock market information through FM radio frequencies to a subscriber's hand held SIR receiver. The information is transmitted to the SIR in a "scrambled" format and is designed to be "unscrambled" by the SIR. In June 1996 Global received its first order for SIR units from an affiliate of Radio Guangdong. Global has has expended approximately $1,600,000 in developing the SIR system. While there are orders presently outstanding for the first generation of SIR units
("SIR 100"), it will be necessary to complete the development of a second generation of SIR units ("SIR 200") designed to eliminate certain locking prob-lems which affected a percentage of SIR 100 units. The Company is currently evaluating whether to continue the further development of the SIR 200 units or devote its full resources to the development and commercialization of the Voice Pager. Management continues to believe that the SIR system can be developed into a commercially successful product for the Chinese market. Therefore, the Company has decided to evaluate strategic alternatives for the SIR program that will minimize use of the Company's capital resources. Alternatives to be eval-uated include, but are not limited to, joint venture arrangements and royalty/ licensing arrangements (see "Business - Recent Developments").

     Significant funding will be required to complete the development and commercialization of the Voice Pager and SIR. The Company intends to utilize proceeds raised from this Offering to continue to fund the development, manufacture and marketing of the Voice Pager and possibly the SIR technologies. There can be no assurance, however, that the Company will be able to raise sufficient proceeds to successfully develop, manufacture and/or market its products (see "Business - Recent Developments").

    The Company's offices are located at 1341 N. Delaware Avenue, Philadelphia, Pennsylvania 19125. The Company's telephone number is (215) 425-8682.

Securities Outstanding
 Prior to Offering(1)   Shares of Common Stock               18,906,704

                        Shares of Series B Preferred Stock      664,110

Securities Outstanding
 After Offering(1)      Shares of Common Stock               23,906,704

                        Shares of Series B Preferred Stock      664,110

Use of Proceeds(1):     The Company intends to use the net proceeds of approx-
                        imately $8,950,000 raised in this Offering (excluding any funds that may be raised upon exercise of the Warrant) for the further development and commercial-ization of its technology and products, the financing of accounts receivable and inventories for the Voice
                        Pager and possibly the SIR products, and for general corporate and working capital purposes.

Risk Factors:           An investment in the Company's securities involves a
                        high degree of risk. For a discussion of certain risk factors affecting the Company, see "Risk Factors".

OTC Common Stock
Bulletin Board
Symbol:                 SGAL

(1) Unless indicated to the contrary, all references in this Prospectus to the Company's outstanding securities and proceeds from the Offering do not give effect to the possible issuance of (i) 3,070,000 shares reserved for issuance upon exercise of outstanding warrants and options (including 100,000 Shares issuable upon exercise of the Warrant); and (ii) shares reserved for issuance pursuant to the Company's employee stock option plan.

                          SUMMARY FINANCIAL INFORMATION

     The following table summarizes certain selected financial information of the Company and is qualified in its entirety of the more detailed Financial Statements and Notes thereto incorporated by reference into this Prospectus.


                                     For the Years Ended July 31,
                             (amounts in thousands, except per share data)
                        ------------------------------------------------------
                          1996        1995       1994       1993        1992
                          ----        ----       ----       ----        ----
Statement of
Operating Data

Sales                   $    --    $     --    $    --    $   666     $   347
Cost of Sales                --          --         --        337         343
                        -------    --------    -------    -------     -------
Gross Profit (Loss)          --          --         --        329           4
                        -------    --------    -------    -------     -------
Operating Expenses           --          --         51        417       1,651

General and
Administrative
Expenses                  2,253       1,993      1,213      2,382       3,521
                        -------    --------    -------    -------     -------
Total Operating
Expenses and General
and Administrative
Expenses                  2,253       1,993      1,264      2,799       5,172
                        -------    --------    -------    -------     -------
Loss from Continuing
Operations before
Other Income
(Expense)                (2,253)     (1,993)    (1,264)    (2,470)     (5,168)

Other Income
(Expense)                     2        (193)      (295)      (565)       (259)
                        -------    --------    -------    -------     -------
Loss from Continuing
Operations               (2,251)     (2,186)    (1,559)    (3,035)     (5,427)

Income from
Discontinued
Studio Operations            --          --         --         --           4

Extraordinary Gain           62         710         --         --          --
                        -------     -------    -------    -------     -------
Net (Loss)              $(2,189)    $(1,476)   $(1,559)   $(3,035)    $(5,423)
                        =======     =======    =======    =======     =======

                                          7




(Loss) Per Share:
  Cont. Operations      $  (.16)    $  (.23)   $  (.21)   $  (.45)    $ (1.19)
  Discont. Operations        --          --         --         --          --
  Extraordinary Gain         --         .07         --         --          --
                        -------     -------    -------    -------     -------
(Loss) Per Share        $  (.16)    $  (.16)   $  (.21)   $  (.45)    $ (1.19)
                        =======     =======    =======    =======     =======
Weighted Average
Number of Shares of
Common Stock
Outstanding              13,848       9,444      7,378      6,751       4,554

                                          As of July 31,
                                     (amounts in thousands)
                         ---------------------------------------------------

                          1996        1995       1994       1993        1992
                          ----        ----       ----       ----        ----
Balance Sheet Data

Total Assets            $ 1,459     $ 1,728    $    40    $    30     $   876

Working Capital
(Deficit)               $   924     $ 1,204    $(6,762)   $(5,850)    $(4,111)

Long Term Debt          $    --     $    --    $    29    $    29     $   171

Total Stockholders'
Equity (Deficiency)     $ 1,071     $ 1,304    $(6,770)   $(5,851)    $(3,832)

Statement of Operating Data (Unaudited)
  (amounts in thousands, except per share data)

                                 Nine Months Ended            Nine Months Ended
                                   April 30, 1997               April 30, 1996
                                 -----------------            -----------------

Sales                               $   348                      $    --
Cost of sales                           314                           --
                                    -------                      -------
Gross Profit                             34                           --

Total Operating Expenses              2,370                        1,874
                                    -------                      -------
Loss from Continuing Operations
Before Other Income (Expense)        (2,336)                      (1,874)

Other Income (Expense)                   54                           (1)
                                    -------                      -------
Loss before extraordinary gain       (2,282)                      (1,875)

Extraordinary Gain                       10                           52
                                    -------                      -------
Net (Loss)                          $(2,272)                     $(1,823)
                                    =======                      =======

Net Loss Per Share                     (.13)                        (.13)

Weighted Average Number of
Shares of Common Stock Outstanding   17,063                       13,798


Balance Sheet Data (Unaudited)
  (amounts in thousands)
                                   April 30, 1997
                              ---------------------------
                              Actual         As Adjusted(1)
                              ------         -----------

Total Assets                  $3,453           $12,403

Working Capital               $2,890           $11,840

Long Term Debt                    --                --

Total Stockholder's
Equity                        $3,070           $12,020


(1) Gives effect to the net proceeds of approximately $8,950,000 to be received by the Company on the sale of all 5,000,000 Shares offered hereby.

                                  RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. THEY SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS ALL OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

     1.  Significant Accumulated Deficit and Operating Losses.

      The Company has incurred significant losses from operations since its inception and has accumulated a deficit of approximately $20,108,000 and $22,380,000 through July 31, 1996 and April 30, 1997, respectively. The Company reported net losses of approximately $2,189,000, $1,476,000 and $1,559,000 for the years ended July 31, 1996, 1995 and 1994, respectively, and a net loss for the nine month period ended April 30, 1997 of $2,272,000. All of the Company's losses prior to fiscal 1995 amounting to $16,443,000 related to its failed attempts to engage in the music and recording industry. The Company's recent losses relate to corporate overhead, administrative expenses and other expenses, including expenses incurred in developing the Company's Voice Pager and SIR technologies.

     The Company began to generate revenues in fiscal 1997 on a limited basis from the sale of SIR units. However, such sales were not sufficient to allow the Company to operate profitably. Moreover, the Company may not pursue the sale of additional SIR units (see "Business - Recent Developments"). Accord-ingly, the Company's ability to generate sufficient revenue in the future will be dependent upon many factors including the successful development of the Company's Voice Pager technology, the Company's ability to effectively compete with existing products in China and other markets, the degree of competition faced by the Company, the Company's ability to respond to changes in economic and regulatory conditions in China and other foreign markets and the ability of Chinese and other radio stations to successfully market the use of the Company's products in China and other foreign market places. There can be no assurance that the Company will generate sufficient revenues to generate positive cash flow or operating income.

      2.  Recent Attempts to Reorganize Business.

     During fiscal 1996 the Company decided to focus its efforts exclusively on the development, manufacture and sale of the Voice Pager and SIR products as well as other technologies which may develop therefrom. In the recent past the Company attempted to reorganize its business through the entry into agreements and letters of intent to acquire a Chinese air conditioner manufacturer and establish a joint venture to manufacture silk products. The Company terminated these agreements and a number of other non-binding memorandum agreements regarding other proposed ventures in Southeast Asia and Europe. Since the Company has only recently been involved in its current business it will be subject to all the risks inherent in attempting to establish relatively new business ventures as well as the risks associated with engaging in business operations in China and other foreign jurisdictions. These risks include the potential inability of the Company to efficiently operate the business, the need for substantial working capital, and the absence of an existing operating history. There can be no assurance that the Company will either generate sufficient proceeds or operate its business effectively.

     3.  Need for Further Financing.

     The Company intends to rely upon the proceeds derived from the sale of the Shares to fund its business plans and further the development of its technology as well as market its products. The Company believes that a minimum of $750,000 is necessary to finalize development of the Voice Pager. In the event the Company decides to continue the further development of its SIR technology, at least $350,000 of additional funds will be required. There can be no assurance that any of the Shares will be sold. Moreover, there is no minimum number of Shares which must be sold in order for an investor's subscription to be accepted by the Company. In the event that a minimum of $5,000,000 is not raised through the sale of the Shares, the Company will be required to seek out additional sources of capital and/or debt financing in order to raise the funds necessary to consummate its plans. The Company presently has no binding commitments and/or agreements to secure such funding. Accordingly there can be no assurance that such financing would be available or if available on terms acceptable to the Company. In the event additional or acceptable financing is unavailable the Company would not be able to consummate its plans.

     4.  Lack of Experience in Existing Business

     The Company lacks any substantial prior expertise in the telecommunica-tions industry. Accordingly, the Company will be required to rely upon its relationship with Chinese and other radio stations to assist the Company in the marketing and sale of the Company's products. The Company intends to engage consultants to review operations of its businesses and provide advice to the Company regarding the efficiencies of such operations. In addition, the Company plans to hire key personnel with experience in the telecommunications industry.

     5.  Lack of Customers and Limited Suppliers.

     The Company currently does not have any orders for its Voice Pager. Accordingly the Company will be required to seek out customers for its Voice Pager products in order to successfully operate its business. Since the Company's products represent new technologies, there is no proven market which exists for its products. Therefore, the Company will be required to establish with its potential customers the superiority and advantages that the Company's products possess over existing technologies. However, there is no assurance that the Company will be successful in this regard. While Global has outstanding orders for the SIR units, further development of certain aspects of SIR technology is needed in order to meet such orders. The Company has determined to concentrate its efforts on finalizing the development of the Voice Pager system before focusing significant additional resources on SIR related develop- ment projects. Accordingly, the Company may not realize any revenues from its outstanding SIR orders.

     The Company currently relies on a limited number of suppliers of components and other parts for the SIR and proposed Voice Pager systems. The Company, when needed, will most likely rely on only one manufacturer for appli-cation specific integrated circuits for its products. Failure or delay by the Company's suppliers in fulfilling its anticipated needs would adversely affect the Company's ability to deliver and market its products. The Company may have difficulty in obtaining alternative suppliers due to, among other things, possible material shortage or possible lack of adequate purchasing power.

     6.  Evolving Market; New Product Development; Technological Obsolescence.

     The telecommunication and pager markets are characterized by evolving industry requirements which may result in product or technology obsolescence. As a result, certain companies may be developing technologies or products which may be functionally similar, or superior, to some or all of those offered by the Company. As a result of the above, the ability of the Company to compete will depend on its ability to finalize the development of its products, adapt, enhance and improve its existing products and technology and, if necessary, to develop and introduce to the marketplace in a timely and cost-competitive manner new products and technology. There can be no assurance that the Company will be able to compete successfully, that its competitors or future compet-itors will not develop technologies or products that render the Company's products and technology obsolete or less marketable or that the Company will be able to successfully enhance its products or technology or adapt them satis-factorily. In addition, the Company's success will depend upon its current and proposed technologies and products meeting acceptable cost and performance criteria in the marketplace. There can be no assurance that technologies and products will meet applicable price or performance objectives or that unan-ticipated technical or other problems will not occur which would result in increased costs or material delays. Also, there can be no assurance that new technologies will not be developed in the near future by the Company or its competitors which would render the Company's products obsolete. See "Business".

     New product development efforts are subject to all of the risks inherent in the development of new technology and products (including unanticipated delays, expenses, technical problems or difficulties, as well as the possible insufficiency of funding to complete development). There can be no assurance as to when, or whether, the Voice Pager will be successfully developed. No assurance can be given that prototypes and final products can be developed within a reasonable development schedule, if at all. There can be no assurance that the Company will have sufficient economic or human resources to complete such development in a timely manner, or at all, or that it could enter into economically reasonable arrangements for the completion of such products by third parties.

     7.  Product Protection and Infringement.

     The Company intends to rely on a combination of patents, trade secret, copyright and trademark laws, together with non-disclosure agreements, to establish and protect proprietary rights in its product. In January 1996 the Company filed an application for a U.S. Patent on its Voice Pager. There can be no assurance that such patent will be issued or if issued that it will afford the Company's product adequate protection. Although the issuance of a United States Patent entitles the owner to a statutory presumption of validity, that presumption is not conclusive as to validity or the scope or other enforce-ability of the claims therein. The validity and enforceability of a patent can be challenged by litigation after its issuance, and, if the outcome of such litigation is adverse to the owner of the patent, other parties may be free to use the subject matter covered by the patent. Moreover, the cost of defending patents against infringing uses could require substantial expenditures which the Company may be unable to afford. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or the independent development by others of similar technology. In addition, the laws of China and other countries where the Company may attempt to engage in business may not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that unauthorized parties will not attempt to copy aspects of the Company's products or obtain and use information that the Company regards as proprietary.

     8.  Competition.

     The Company's products compete with those of numerous well-established companies which design, manufacture or market beepers, numeric, alphanumeric and voice pager systems and products. All of these companies have substan-tially greater financial, technical, personnel and other resources than the Company and have established reputations for success in the development, licensing, sale and service of their products and technology. Certain of these competitors may also have the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for such products.

     9.  Challenges of Growth.

     Should the Company successfully raise funds in this Offering and successfully achieve market acceptance for its Voice Pager and possibly the SIR products in China and other foreign markets, of which there can be no assurance, the Company anticipates a period of rapid growth that is expected to place a strain on the Company's administrative, financial and operational resources. The Company's ability to manage any staff and facilities growth effectively may require it to continue to improve its operations, financial and management controls, reporting systems and procedures, install new management information and control systems and to train, motivate and manage its employees. There can be no assurance that the Company will install such management information and control systems in an efficient and timely manner or that the new systems will be adequate to support the Company's operations. If the Company's management is unable to manage growth effectively, the Company could experience significant delays or unforeseen costs in the transition of its technology and research and development activities, which delays or costs could have a material adverse impact on the Company's prospects or result of operations.

     10.  Reliance upon Chinese Radio Station Owners.

     Successful implementation of the Company's telecommunication products requires access by users to FM radio frequencies. Accordingly, the Company has concentrated its marketing efforts on Chinese and other radio stations by explaining the benefits of the Company's products as compared to competing products and the ability of radio stations to generate revenue from a portion of their FM signals which are currently underutilized. The Company must also convince radio stations to invest funds necessary to adapt their existing FM radio transmitters to accommodate the Company's technology and establish support and marketing departments necessary to operate a pager information business. There can be no assurance that the Company will be successful in this regard.

     11.  Implementation of Technology.

     The implementation of the Company's products requires existing FM radio transmitters to undergo various technical changes, operational changes and improvements. There can be no assurance that the Company's technology will be able to deliver to subscribers commercially marketable stored voice messages or stock information services. In addition, delayed delivery of new technology is not uncommon in the telecommunications industry. There can be no assurance that the Company's development consultants and/or suppliers will be able to meet completion and delivery target dates for the Company's products. To the extent that components required to deliver the Company's products are unavail-able the implementation of the Company's technology will be delayed, adversely affecting the Company's financial condition and results of future operations.

     12.  Dependence on Contract Manufacturers.

     The Company will rely on contract manufacturers to produce the Company's products. Therefore, the Company will be dependent upon such contract manufacturers to timely produce the Company's products based upon the Company's specifications. There can be no assurance that such contract manufacturers will perform to the Company's satisfaction or be responsive to the needs of the Company's customers.

     13.  Foreign Operations.

     The Company's existing operations currently relate to the conduct of operations in China. The Company may also seek to establish business or joint ventures in other foreign countries. These operations will be subject to the risks of conducting business internationally, including the possible instability of foreign governments, changes in regulatory requirements, difficulties in obtaining foreign licenses, as well as other general barriers and restrictions in relation to compliance with foreign laws. In addition, any future revenues generated by the Company upon successful consummation of its planned activities would be subject to currency fluctuations which could negatively affect the Company. Furthermore, the laws of various jurisdictions where the Company intends to establish its business activities may not recognize or permit the assertion of certain claims with respect to violation of securities laws which are commonly recognized in the United States. Accordingly, should the Company be in violation of any such securities laws, shareholders may be unable to seek and/or obtain redress with respect to such violations against assets of the Company's operations located in international jurisdictions.

     14.  Dependence Upon Key Personnel.

     The Company is substantially dependent upon the continued services of Peter Pelullo, its Chairman and President. Mr. Pelullo has entered into an employment agreement with the Company which expires in 2006. The loss of the services of Mr. Pelullo through incapacity or otherwise would have a material adverse effect upon the Company's business and prospects. To the extent that the services of Mr. Pelullo become unavailable, the Company will be required to retain other qualified personnel, and there can be no assurance that it will be able to recruit and hire qualified persons upon acceptable terms. The Company does not possess key person life and disability insurance on the life of Mr. Pelullo.

     15.  No Underwriter.

     The Shares are being offered by the Company through Peter Pelullo, an officer and director of the Company, and may also be offered by broker-dealers and others. The Company has not retained an underwriter to assist in offering the Shares. Mr. Pelullo has very limited experience in the offer and sale of securities, consequently, he may be unable to effect the sale of the Shares even with the assistance of broker-dealers. In the event an underwriter is retained by the Company, the offering of the Company's Shares would be suspended until such time as the Company's Registration Statement, including this Prospectus, was amended to reflect such retention. The Registration Statement would then require additional review and clearances by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. (the "NASD") and state regulatory authorities. The Company could be expected to incur significant additional legal and accounting costs if further review were required to be undertaken by government authorities. There is no assurance the Company and/or others are capable of selling all, or any, of the Shares offered or that a sufficient number of Shares will be sold to fund the Company's plans. The Company believes that a minimum of $5,000,000 is necessary in order to complete the development of and begin the commercializing of the Voice Pager and market the Company's products. (See "Terms of Offering.")

     16.  OTC Bulletin Board.

     The Company's Common Stock is currently quoted on the OTC Bulletin Board. The OTC Bulletin Board is an NASD sponsored and operated inter-dealer automated quotation system for equity securities not included on the NASDAQ System. The OTC Bulletin Board has only recently been introduced as an alternative to "pink sheets" trading of over-the-counter securities. Consequently, liquidity and stock price of the Company's securities in the secondary market may be adversely affected.

     17.  No Assurance of Continued Public Market.

     There is no assurance that a regular trading market for the Company's securities will continue after the Offering. The market price of the Company's Common Stock may be subject to significant volatility and purchasers of the Company's securities may not be in a position to sell such securities at prices related to the price at which purchases were made.

     18.  Penny Stock Regulations.

     The Securities Enforcement Penny Stock Act of 1990 requires specific disclosure to be made available in connection with trades in the stock of companies defined as "penny stocks." The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average annual revenue of at least

$6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risk associated therewith as well as the written consent of the purchaser of such security prior to engaging in a penny stock transaction. The regulations on penny stocks may limit the ability of the purchasers of the Company's securities to sell their securities in the secondary marketplace. The Company's outstanding shares of Common Stock are, and the Shares will be upon issuance, considered a penny stock.

     19.  Control by Management.

     The Company's management owns a significant portion of the Company's outstanding Common Stock (approximately 28% prior to completion of the Offering and 22% after giving effect to the sale of 5,000,000 shares in the Offering) and will be able to materially influence the election of future Company directors and otherwise control the Company.

     20.  Shares Eligible for Future Sale.

     Approximately 9,385,925 outstanding shares of the Company's Common Stock are restricted securities, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Absent registration under the Securities Act or the availability of an exemption under the Securities Act, the sale of such shares is subject to Rule 144. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, if the Common Stock is quoted on NASDAQ or a stock exchange, or the average weekly trading volume during the four calendar weeks preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144, without regard to any of the volume limitations described above. There are 4,497,391 of such restricted shares currently outstanding. The future sale by holders of restricted stock and shares issued upon exercise of the Warrant and other outstanding warrants and options, may have an adverse effect on the market price of the Company's Shares.

     21. Possible Effects of Certain Articles of Incorporation and Bylaw Provisions.

     The Company's Articles of Incorporation and Bylaws contain provisions that may discourage acquisition bids for the Company. Upon completion of the Offering, the Company will have substantial authorized but unissued capital stock available for issuance. The Company's Articles of Incorporation contain provisions which authorize the Board of Directors, without the consent of stockholders, to issue additional shares of Common Stock and issue shares of Preferred Stock in series, including establishment of the voting powers, designation, preferences, limitations, restrictions and relative rights of each series of Preferred Stock.

     22.  Absence of Cash Dividends.

     The Board of Directors does not anticipate paying cash dividends on the Common Stock for the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company. See "Dividend Policy."

     23.  Potential Future Dilution.

     In order to consummate its business plans, the Company may be required to issue significant additional shares of its Common Stock and other securities. Moreover, the Company had outstanding as of the date of this Prospectus
(i) 664,110 shares of Series B Preferred Stock and (ii) warrants and options to purchase an aggregate of up to an additional 3,070,000 shares of Common Stock. Each share of Series B Preferred Stock will be automatically converted into one share of Common Stock on April 30, 1998, if they have not been previously redeemed by the Company. In addition all Series B Preferred Shares shall be automatically converted into one share of Common Stock once $5.00 per share has been paid as a dividend or distribution to preferred holders. The Company may, at its option, redeem all of the Preferred Shares by either the payment of cash or through the issuance of Common Stock at different rates depending upon when the redemption is made. The maximum number of shares of Common Stock issuable upon the Company's election to redeem the Series B Preferred Stock is 1,328,220 which, when combined with the 3,070,000 shares issuable upon exercise of all of the warrants and options, represents approximately 13% of the Company's out-standing shares of stock (18,906,704) as of the date of this Prospectus.

     Presently, preferred shareholders are entitled to one vote for every five preferred shares which they own. Upon conversion of preferred shares into Common Stock, the preferred shareholders will be afforded one vote for every share of Common Stock owned. Assuming that the maximum number of shares of Common Stock were issued in order to redeem the preferred shares, the preferred shareholders voting power would increase from its present level of 132,822 votes or 1% of the total outstanding votes as of the date of this Prospectus to 1,328,220 votes or 7% of outstanding votes. In addition the 3,070,000 shares issuable upon exercise of all of the outstanding warrants and options, including the Warrant (without giving effect to Preferred Share conversions), would represent 14% of the outstanding shares of Common Stock after giving effect to such exercise. In the event the maximum number of shares of Common Stock were issued to redeem the Preferred Shares (1,328,220 Shares) and all outstanding warrants and options were exercised (3,070,000 shares), an aggregate of 4,398,220 additional Shares would be issued which Shares would represent 19% of the issued and outstanding shares (23,304,000) of the Company's Common Stock. Accordingly, the percentage of the Company owned by purchasers in this Offering, as well as existing shareholders, will be substan-tially reduced and their respective voting power over the Company significantly diluted upon the conversion of preferred shares into Common Stock and the exercise of the warrants and options. In addition, further dilution will occur in the event the Company issues additional shares of its securities in con-nection with the consummation of its business plans described above.

     24.  Priority of Preferred Stock.

     The Company has outstanding an aggregate of 664,110 shares of Series B Preferred Stock which were issued in satisfaction and retirement of certain liabilities. The Company's Common Stock is subordinated to the Series B Preferred Stock in regard to liquidation rights and dividend payments. The Company may issue additional shares of Series B Preferred Stock in the future in order to retire additional liabilities. The existence of outstanding shares of Series B Preferred Stock adversely affects holders of Common Stock upon the liquidation of the Company and will otherwise preclude the Company from paying dividends to Common Stock holders until all past dividends on Preferred shares have been paid in full.

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the National Association of Securities Dealers, Inc., over-the-counter market on the OTC Bulletin Board (the "Bulletin Board") under the symbol "SGAL".

     The following table sets forth, for the periods indicated, the high and low bid prices per share of Common Stock as reflected in the Bulletin Board. All prices have been adjusted to reflect a 2 for 1 stock split which was effective May 10, 1991, and a 1 for 3 reverse stock split effective October 21, 1992.

Fiscal Year Ended July 31, 1995

                               High Bid                 Low Bid
                               --------                 -------
First Quarter                   1 7/8                      7/8
Second Quarter                  3 1/8                    1 11/16
Third Quarter                   4 15/16                  2 7/8
Fourth Quarter                  5 7/8                    4 3/4

Fiscal Year Ended July 31, 1996

                               High Bid                 Low Bid
                               --------                 -------
First Quarter                   6                        5 1/4
Second Quarter                  5 7/8                    3 1/8
Third Quarter                   5 1/8                    4 1/4
Fourth Quarter                  4 7/8                    2 3/8

Fiscal Year Ended July 31, 1997

                               High Bid                 Low Bid
                               --------                 -------
First Quarter                   3 1/8                    1 1/2
Second Quarter                  2 11/16                  2 1/16
Third Quarter                   3                        2 1/4
Fourth Quarter                  2 7/16                   1 7/8

     The above quotations reflect inter-dealer prices, and do not include retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions.

     On July 14, 1997, the last sale price of the Company's Common Stock as reported on the Bulletin Board was $2 1/16 per share.

     As of July 14, 1997, the Company estimates that it had approximately 235 stockholders of record. Such number of record holders was derived from the stockholder list maintained by the Company's transfer agent, American Stock Transfer & Trust Co., and does not include beneficial owners of the Company whose shares are held in the names of various dealers and clearing agencies.

                                 DIVIDEND POLICY

     The Company has never declared or paid any cash dividends and does not intend to do so for the foreseeable future. The Company currently intends to retain all earnings, if any, to finance the continued development of its business. Any future payment of dividends will be determined solely in the discretion of the Company's Board of Directors.

                                 USE OF PROCEEDS

     The Company currently intends to utilize the net proceeds received from this Offering, estimated to be approximately $8,950,000, for the further development and commercialization of the Company's technology and products (approximately $2,000,000), financing of accounts receivable and inventory for the Voice Pager and possibly the SIR products (approximately $5,000,000), and for general corporate and working capital purposes (approximately $1,950,000). Pending the utilization by the Company of funds for the foregoing purposes, the Company may invest the net proceeds of this Offering in investment grade, interest bearing securities, primarily with maturities of one year or less, money market funds and/or certificates of deposit.

     The Company believes that the net proceeds of this Offering and interest earned thereon, together with existing resources will be sufficient to fund the Company's activities for the next 12 months. However, there can be no assurance that the Company will not require additional funds in order to successfully consummate its business plans. The Company intends to utilize the proceeds, if any, from the exercise of any Warrants for general working capital purposes as well as continued expansion plans.

     The foregoing represents the Company's best estimate of its allocation of net proceeds generated in this Offering based upon the current state of its business operations, its current plans and current economic and industry conditions. These proposed expenditures are subject to reallocation among the categories listed above or to new categories. Any such changes will be made at the discretion of the Board of Directors of the Company. If the forecasted estimates of expenditures are inadequate, additional sums may be drawn from working capital. Conversely, any amount which is over-estimated will be retained and used as general working capital.

                              CAPITALIZATION

     The following table sets forth the capitalization of the Company as of April 30, 1997 (unaudited), and as adjusted to give effect to the sale of 5,000,000 Shares offered hereby and the utilization of net proceeds from such sales as described in "Use of Proceeds" (amounts rounded to nearest thousand).

                                      April 30, 1997        April 30, 1997
                                           Actual           As Adjusted (1)
                                      --------------        ---------------
Long Term Debt                         $         --         $         --
                                       ------------         ------------
Stockholders' Equity:
  Common Stock $.001 par value
  50,000,000 shares authorized;
  18,774,000 shares issued and
  outstanding; 23,774,000 shares
  outstanding as adjusted                    19,000               24,000

  Additional Paid in Capital             22,079,000           31,024,000

  Preferred Stock Series B, $5.00
  convertible, $.001 par value;
  800,000 shares authorized;
  664,000 issued and outstanding
  at April 30, 1997 and as
  adjusted                                    1,000                1,000

  Additional Paid in Capital              3,321,000            3,321,000

  Accumulated (Deficit)                 (22,380,000)         (22,380,000)

  Warrants                                   30,000               30,000
                                       ------------         ------------
  Total Stockholders Equity               3,070,000           12,020,000
                                       ------------         ------------

Total Capitalization                   $  3,070,000         $ 12,020,000
                                       ============         ============
(1) Assumes payment of a 10% commission on the sale of all Shares and the payment of $50,000 in estimated expenses of the Offering. Does not assume the exercise of any outstanding warrants or options.

                              DILUTION

     As of April 30, 1997, the Company had a net tangible book value (total tangible assets less total liabilities) of $3,003,000 or $.16 per share of Common Stock. After giving effect to the sale of 5,000,000 shares of Common Stock offered hereby and the receipt of the net proceeds therefrom, the pro forma net tangible book value of the Company will be approximately $11,953,000 or $.50 per share of Common Stock. This represents an immediate dilution of $1.50 for each share of Common Stock purchased by public investors and an immediate increase of $.34 per share to existing shareholders. There can be no assurance that any or all of the shares offered will be sold. In the event less than all of the shares are sold, the Company's book value will be lower and investors will experience greater dilution. The following table which illus-trates this dilution assumes no exercise of outstanding warrants and options:

Public offering price per share............       $2.00
                                                  -----
Net tangible book value per
 share at April 30, 1997...................         .16

Increase in net tangible book value
 per share of Common Stock
 attributable to public investors..........         .34
                                                  -----
Pro forma net tangible book value
 per share after Offering..................         .50
                                                  -----
Dilution per share to public
 investors.................................       $1.50
                                                  =====

     The following table summarizes as of July 14, 1997, the differences between existing stockholders and public investors with respect to the number and percentage of shares of Common Stock purchased from the Company, the total consideration and percentage of total consideration paid to the Company and the average consideration per share paid (at an assumed initial public offering price of $2.00 per share):

                                                    Total        Average Price
                          Shares Purchased      Consideration       Per Share
                         ------------------  -------------------  ------------
                           Number   Percent     Amount    Percent
                           ------   -------     ------    -------
Existing stockholders    18,906,704    79%   $22,347,534     69 %     $1.18
Purchases in this
offering                  5,000,000    21%    10,000,000     31%       2.00
                         ----------   ----    ----------    ----      -----
Total                    23,906,704   100%   $32,347,534    100%      $1.35
                         ==========   ====   ===========    ====      =====

     The foregoing table assumes no exercise of outstanding warrants and options on or after July 14, 1997. As of that date there were 3,070,000 outstanding options or warrants to purchase shares of Common Stock. To the extent these options and warrants are exercised, there will be further dilution to the investors in this Offering.

                                  BUSINESS

     The Company incorporates by reference the description of its business contained in its Annual Report on Form 10-KSB for the year ended July 31, 1996, subject to the following changes:

                             RECENT DEVELOPMENTS

     In April 1997 the Company entered into a development and licensing agree-ment ("Mikros Agreement") with Mikros Systems Corporation ("Mikros") and Data, Design and Development Corporation ("3-D"). Pursuant to the Mikros Agreement, the Company engaged Mikros to provide certain design work and services regard-ing the further development of the Company's Voice Pager and licensed certain existing equipment and software from Mikros and 3-D for use in the Voice Pager. The Voice Pager utilizes digital signal processing to transmit voice messages over existing FM broadcast subcarriers to a handheld Voice Pager unit. The Voice Pager is designed to allow for the development and implementation of a cost-effective paging system in countries which lack substantial telecommunication system infrastructures such as China and other emerging markets. The Company believes that with minimal capital investment, Chinese and other emerging market radio stations can modify their existing FM radio transmitters to implement the Company's Voice Pager system and create a voice paging service that reduces problems associated with traditional beepers and pagers currently in use in China and other emerging countries. Traditional beepers and numeric paging systems require a paging subscriber to have ready access to a telephone to return or retrieve a message. The Company believes that the lack of easy access to telephones throughout China and other emerging countries negatively affects the use of traditional beepers and numeric pagers in such countries. The Company believes that its Voice Pager will be compet-itively priced with pagers presently marketed in China and other emerging countries.

     The Mikros Agreement provides for Mikros to deliver to the Company preproduction prototypes for the Voice Pager on or before September 30, 1997. The Company currently recognizes that such date will have to be extended into the fourth quarter of 1997. Mikros currently produces digital radio communi-cation systems for the U.S. Navy and radio data transmission systems for commercial clients.

     In April 1997 the Company entered into a letter of intent with the Batista Group providing for the formation of a joint venture between the Company and the Batista Group for the purpose of marketing, selling and distributing the Company's Voice Pager and other telecommunication products in Central and South America pursuant to the terms of a definitive joint venture agreement (the "Batista Agreement") to be negotiated between the parties. The Batista Agree-ment will provide that the Batista Group will have a 51% interest in the joint venture and the Company will own the remaining 49% interest. The Batista Group will be responsible for marketing, distribution and sale of products in the countries and the Company shall supply its Voice Pager and other product technology together with technical training and marketing support.

     The Batista Agreement also provides for the purchase by the Batista Group of $5,000,000 of the Company's restricted Common Stock at a price of $2.00 per share and the issuance of an option to acquire an additional $5,000,000 of restricted Common Stock at a price of $2.50 per share. The transaction is subject to the satisfactory completion of due diligence by the Batista Group and the terms of the Agreement. The shares to be purchased by the Batista Group will be afforded certain registration rights. The parties have agreed to use their best efforts to execute the Batista Agreement on or before August 30, 1997, subject to further extension upon mutual agreement. There can be no assurance the Company will consummate the Batista Agreement or receive any funds from the Batista Group for the sale of any of the Company's securities.

     In July 1997, the Company determined that the expected cost of continuing activities directed toward development, production and sale of a second gener-ation of the SIR product line was higher than originally anticipated. As a result, the Company concluded that its limited capital resources would not allow for the continued development of the SIR system in parallel with the Company's core business strategy of developing and commercializing its Voice Pager technology. The Company currently intends to complete the development of the Voice Pager before devoting significant additional funds to the SIR program.

     Management continues to believe that the SIR system can be developed into a commercially successful product for the Chinese market. However, significant capital resources will be required in order to address certain locking problems associated with the Global's first generation SIR and to commercialize the product. Therefore, the Company has decided to evaluate strategic alternatives for the SIR program that will minimize use of the Company's capital resources. Alternatives to be evaluated include, but are not limited to, joint venture arrangements and royalty/licensing arrangements.

     In April 1997 the Company settled an action instituted by Josephberg, Grosz & Company, Inc. ("JGC") in the United States District Court for the Southern District of New York for specific performance of a contract which JGC claimed entitles them to receive 15,000 shares of the Company's Common Stock or in the alternative the sum of $66,000. The Company settled the claim ("JGC Action") through the issuance of 7,500 shares of the Company's restricted Common Stock to designees of JGC. JGC's designees are Selling Securityholders pursuant to this Prospectus.

     In February 1997 the Company hired James M. Boyd, Jr. as its new Vice President of Finance and Chief Accounting Officer. Since 1981 Mr. Boyd was employed by Sun Company, Inc., a Philadelphia, Pennsylvania based public company engaged in petroleum refining and marketing. Mr. Boyd has extensive experience in financial and external and reporting areas including the preparation of annual, current and quarterly reports required to be filed with the Securities and Exchange Commission. Mr. Boyd was formerly a senior accountant with Price Waterhouse. Mr. Boyd is a certified public accountant in the State of Pennsylvania and has a Masters of Business Administration Degree in Finance and a Bachelors Degree in Accounting. Mr. Boyd replaced Scott McPherson who left the Company to pursue other opportunities. The Company agreed to pay Mr. Boyd $90,000 per year for three months increasing to $95,000 per year after the three months and increasing 5%, 6% and 7% cumulatively and respectively for each of the three years. As consideration for entering into the agreement, the Company will issue to Mr. Boyd 5,000 shares of restricted Common Stock two years from the date of the agreement, provided that he has not terminated employment prior to that time. Additionally, the Company issued to Mr. Boyd options to purchase 25,000 shares of Common Stock at the market price as of the date his employment with the Company commenced, and options after each year of employment to purchase 10,000 shares of Common Stock at the market price on the anniversary date of the agreement. The options remain in effect for two years from the date of the grant, except upon termination, in which case Mr. Boyd will have 30 days to exercise the options before they are canceled.

     In July 1997 the Company entered into an employment agreement with David
C. Bryan to serve as Chief Operating Officer and Senior Vice President of the Company. Mr. Bryan was formerly Director of Business Development for General Atronics Corporation ("GAC") in Wyndmoor, Pennsylvania. Mr. Bryan brings over 20 years of engineering, marketing and operations management experience, including general management, business development, engineering staff manage-ment, program and project management to the Company. Mr. Bryan was employed by GAC in various capacities since 1979. Mr. Bryan received an MBA from Temple University in 1985, an MSEE in computer engineering from Villanova University in 1979 and a BSEE from Bucknell University in 1977. Mr. Bryan's agreement provides for the payment of $125,000 per year in base salary plus annual minimum increases of 5%, 6% and 7% respectively during the next three years.
In addition, Mr. Bryan received a 10 year option to purchase an aggregate of 350,000 shares of the Company's Common Stock at a price of $2.00 per share.
The option vests over three years. Mr. Bryan will also receive standard medical insurance and other benefits available to all of the Company's full-time personnel.

     In May 1997, the Company retained the services of Mitchell Herbets as a consultant and Chairman of the Company's Product Advisory Board. Mr. Herbets is currently Senior Vice President, Product and Business Development for Racal Communications, Inc. in Rockville, Maryland. Mr. Herbets has nearly 20 years of experience in many facets of telecommunications, including engineering, marketing, strategic planning, and product policy. He received his MBA in Management of Technology from George Washington University and a BSEE from Lehigh University. In accordance with Mr. Herbets' consulting agreement with the Company, he receives $2,000 per month in consulting fees and was awarded a five year warrant to purchase an aggregate of 100,000 shares of the Company's Common Stock at a price of $3.00 per share.

                   RESALES BY SELLING SECURITYHOLDERS

     This Prospectus relates to the proposed resale by the Selling Security-holders of a total of 132,500 shares of Common Stock and of up to 100,000 shares issuable upon conversion of the Warrant. The following table sets forth as of July 14, 1997 certain information with respect to the entity for whom the Company is registering the Shares for sale to the public except as footnoted below. The Company will not receive any of the proceeds from the resale of Common Stock by Selling Securityholders. However, if the Warrant is exercised, the Company would receive $200,000. Other than as set forth in the following table, there are no material relationships between the Selling Securityholders and the Company, nor have any such relationships existed within the past three years.

Names of Selling Common Stock Beneficially Common Stock Offered Securityholders Owned Prior to July 14, 1997 By Beneficial Owner
----------------     ----------------------------    -------------------
Fondicri Alto
 Potenziale ("FAP")            125,000                    125,000

Craig Josephberg(1)              1,667                      1,667
Kara Josephberg (1)              1,667                      1,667
Arlene Josephberg, as
 custodian for
 Jessica Josephberg(1)           1,666                      1,666
Sullivan & Villios(1)              834                        834
Michael T. Sullivan(1)             833                        833
John N. Villios(1)                 833                        833

Anthony M. Collura(2)           70,000(3)                  70,000(3)
Paul Chernis(2)                 15,000(3)                  15,000(3)
Ronald A. Balzano(2)            15,000(3)                  15,000(3)

(1) These individuals are designees of JGC and are collectively referred to as the "JGC Designees."

(2) These individuals are members of the law firm of Silverman, Collura, Chernis & Balzano, P.C., securities counsel to the Company and are hereinafter referred to as "SCCB Designees."

(3) Represents shares of Common Stock underlying a Warrant exercisable through August 31, 1999, at an exercise price of $2.00 per share.

     FAP, the JGC Designees and the SCCB Designees are collectively referred to in this Prospectus as the Selling Securityholders. The Selling Securityholders may effect the sale of their shares from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Common Stock, or a com-bination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

     The Company is not aware of any agreements, undertakings or arrangements with any Underwriters, broker-dealers or others regarding the sale of Selling
Securityholders' securities.   The Selling Securityholders may effect such
transactions by selling the Shares, as applicable, directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders, and/or the purchasers of their Shares, as applicable, for which such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Securityholders and any broker-dealers that act in connection with the sale of their Shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act.

     The Company has notified the Selling Securityholders of the prospectus delivery requirements for sales made pursuant to this Prospectus and that, if there are material changes to the stated plan of distribution, a post-effective amendment with current information would need to be filed before offers are made and no sales could occur until such amendment is declared effective.

    FAP purchased its shares from the Company in June 1997 for $2.00 per share. In accordance with the subscription agreement executed by FAP, the Company is required to use its best efforts to register FAP's shares under the Securities Act of 1933, as amended, on or before September 14, 1997. The JCG Designees received their Shares in connection with the settlement of the JGC Action (see "Business - Recent Developments"). In accordance with the Company's settlement agreement with JGC, the Company was required to include the JGC shares in this Prospectus. The settlement also provides that the JGC Designees as a group are prohibited from selling more than 2,500 shares of Common Stock per quarter. However, if the Company's Common Stock trades at an average volume equal to or greater than 50,000 shares per day for 15 consecutive days, the JGC Designees are free to sell any amount of the Company's Common Stock they still hold. SCCB has served as securities counsel to the Company since January 1995. In June 1997, SCCB transferred the Warrant to the SCCB Designees.

                            DESCRIPTION OF SECURITIES

     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, and 2,000,000 shares of Preferred Stock, $.001 par value ("Preferred Stock"). The Company's Board designated 750,000 shares of Preferred Stock as Series A, $5.00 convertible Preferred Stock ("Series A Preferred Stock"), 800,000 shares of Preferred Stock as Series B, $5.00 convertible Preferred Stock ("Series B Preferred Stock"), and 108,759 shares of Preferred Stock as Series C, $5.00 convertible Preferred Stock ("Series C Preferred Stock"). As of July 14, 1997 the Company had 18,906,704 shares of Common Stock outstanding and 664,110 shares of Series B Preferred Stock outstanding. In February 1997, the Company's Board of Directors retired the Series A and C Preferred Stock designations. The following describes classes of securities registered in this Registration Statement to which this Prospectus relates.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share on all matters to be voted upon by the Company's stockholders. Stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be applicable to any shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company has not paid, and does not presently intend to pay, dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are validly authorized and issued and are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of the Offering will be validly authorized and issued, fully paid and non-assessable.

WARRANT

     In August 1996 the Company issued to Silverman, Collura, Chernis & Balzano, P.C. a warrant to purchase up to 100,000 shares of the Company's

Common Stock at an exercise price of $2.00 per share subject to adjustment in certain circumstances described below (the "Warrant"). In June 1997, the Warrant was transferred to the SCCB Designees. The Warrant is exercisable through August 31, 1999, subject to extension in the sole discretion of the Company. The Warrant is not redeemable by the Company. The Shares issuable upon exercise of the Warrant are subject to adjustments upon certain events, including the declaration by the Company of a stock split, the reclassifica-ion, subdivision or combination of outstanding shares of Common Stock into a greater or lesser number of shares. In such event, the exercise price of the Warrant may be adjusted accordingly.

     The Warrant may be exercised, in whole or in part, upon surrender of the Warrant Certificate representing the Warrant on or prior to the expiration date of the Warrant accompanied by payment of the exercise price of the Warrant. The holders of the Warrant will not have the rights or privileges of holders of common shares until the Warrant is exercised. The Company has agreed to register the shares of Common Stock underlying the Warrant under the Securities Act.

POSSIBLE ANTI-TAKEOVER EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The Company has significant shares of authorized but unissued capital stock. One of the effects of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If in the due exercise of its fiduciary obliga-tions, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Articles of Incorporation grant the Board of Directors broad power to establish the rights and prefer-ences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or share exchange, to convert Preferred Stock into a large number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

CERTAIN CHARTER AND BYLAWS PROVISIONS

LIMITATION OF LIABILITY

     The Company's Amended Certificate of Incorporation and Amended and Restated Bylaws limit the liability of directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including gross negligence, except liability for (i) breach of the directors' duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and (iv) any transaction from which the director derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of the Company's Amended and Restated Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

     The Company's Amended and Restated Certificate of Incorporation authorizes the Company to purchase and maintain insurance for the purposes of indemnifica-tion. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent for which indemnification will be required or permitted under the Company's Amended and Restated Certificate of Incorpora-tion, Amended and Restated Bylaws or indemnification agreements. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

CORPORATION TAKEOVER PROVISIONS

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder,
(iii) upon consummation of the transaction that made it an interested stock-holder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to render or vote stock held by the plan) or, (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section

203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

STOCKHOLDER MEETINGS AND OTHER PROVISIONS

     Under the Amended and Restated By-laws, special meetings of the stock-holders of the Company may be called only by the Company's President or by the Company's President and Secretary at the request of a majority of the members of the Board of Directors. Stockholders are required to comply with certain advance notice provisions with respect to any nominations of candidates for election to the Company's Board of Directors or other proposals submitted for stockholder vote. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, NY 10005-1303.

                              TERMS OF THE OFFERING

     The Company hereby offers the right to subscribe at $2.00 per share for up to 5,000,000 shares of its Common Stock, $.001 par value, through Peter Pelullo, an officer and director of the Company, with the possible assistance of broker-dealers who are members of the National Association of Securities Dealers, Inc. and/or overseas parties and to compensate such broker-dealers, if any, in a maximum amount of $.20 per Share payable in cash or stock. Overseas parties may receive compensation equal to 10% of the Shares sold by such parties in a combination of cash and stock. Mr. Pelullo will not receive compensation based on the offer and sale of the Shares.

     As of the date of this Prospectus, no underwriter has been retained by the Company in connection with the sale of the securities being offered hereby. In the event that an underwriter is retained or a broker-dealer who can be deemed an underwriter is retained by the Company, an amendment to the Company's Reg-istration Statement will be filed with the Securities and Exchange Commission delaying this Offering. The Company in its sole discretion determined the price of the of the Shares. The offering price is not based on, and bears no rela-tionship to, the assets, earnings and/or book value of the Company. (See "Selling Securityholders" for the plan of distribution for Selling Security-holders.)

                              METHOD OF SUBSCRIBING

     Persons may subscribe to this Offering by filling in and signing the Subscription Agreement attached hereto and delivering it, prior to the expir-ation date (as defined below), to the Company. The subscription price of $2.00 per Share must be paid in cash or by check, bank draft or postal or express money order payable in United States dollars to the order of the Company. Certificates for the Shares subscribed will be issued as soon as practicable after subscriptions have been accepted by the Company.

                                 EXPIRATION DATE

    The subscription offer will expire at 5:00 p.m., New York time, on Septem-ber __, 1997, 30 days from the date of this Prospectus.

                                 RIGHT TO REJECT

     The Company reserves the right to reject any subscription in its sole discretion for any reason whatsoever and to withdraw this Offering at any time prior to acceptance by the Company of the subscriptions received.

                                  LEGAL MATTERS

     Certain legal matters in connection with the Offering are being passed upon for the Company by Silverman, Collura, Chernis & Balzano, P.C. ("SCCB"), 381 Park Avenue South, Suite 1601, New York, New York 10016. Members of SCCB are the beneficial owners of the Warrant which entitles such owners to purchase an aggregate of 100,000 shares of the Company's Common Stock at an exercise price of $2.00 per share. See "Description of Securities - Warrant".

                                     EXPERTS

     The financial statements incorporated by reference onto this Registration Statement have been audited by Cogen Sklar LLP, independent certified public accountants, for the periods and to the extent as set forth in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

===============================================================================
No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Representative. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                         TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Available Information....................................................... 2
Incorporation of Certain Documents By Reference............................. 3
Prospectus Summary.......................................................... 4
Summary Financial Information............................................... 7
Risk Factors................................................................10
Price Range of Common Stock.................................................18
Dividend Policy.............................................................19
Use of Proceeds.............................................................19
Capitalization..............................................................20
Dilution....................................................................21
Business....................................................................22
Resales By Selling Securityholders..........................................24
Description of Securities...................................................26
Legal Matters...............................................................30
Experts.....................................................................30

                       --------------------
Until ______ __ , 1997 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



===============================================================================

===============================================================================


                             SIGMA ALPHA GROUP, LTD.

                                    5,232,500

                                    SHARES OF
                                  COMMON STOCK





                                 ---------------

                                   PROSPECTUS

                                 ---------------









                                 August __, 1997




===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

      SEC Registration Fee                      $ 3,171
      Printing                                    4,300*
      Legal Fees and Expenses                    15,000*
      Accounting Fees and Expenses                2,000*
      Miscellaneous Expenses (including travel
      and promotional expenses)                  25,529*
                                                -------
           TOTAL                                $50,000*
                                                =======
      * Estimated

      The Selling Securityholders will not be paying any portion of the fore-poing expenses of issuance and distribution.

Item 15.   Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware and
Article 7 of the Company's Articles of Incorporation contain provisions for indemnification of officers, directors, employees and agents of the Company. The Articles of Incorporation require the Company to indemnify such persons in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interest of the Company. Indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement.

     The Company's By Laws also provided that the Company's Board of Directors may cause the Company to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of direct or officer or arising out of such status, whether or not the Company would have the power to indemnify such person. The Company may seek to obtain directors' and officers' liability insurance.

Item 16.   Exhibits

      The following exhibits marked with an asterisk (*) are included with this Registration Statement. All other listed exhibits are incorporated by reference to the filiongs indicated.

     3(i)    Articles of Incorporation(a)

     3(ii)   Bylaws(a)

     4.6     Form of Silverman, Collura & Chernis, P.C. Warrant.(d)

     4.7     Form of Subscription Agreement.*

     5.1 Opinion of Silverman, Collura, Chernis & Balzano, P.C., special counsel for the Registrant, as to the legality of the securities being registered.*

     10.1 Amendment to Employment Agreement between the Registrant and Joseph Tarsia.(e)

     10.3 Joint Venture Agreement between the Registrant, China Record Corp. and Dragon International Investment, Ltd.(e)

     10.4 Memorandum of Agreement between the Registrant, Kogayashi Suisakusho Ltd and Dragon International Investment, Ltd.(e)

     10.5 Memorandum of Agreement between the Registrant, Galkase Investment Limited(e)

     10.6 Memorandum of Agreement between the Registrant and Multimax Group Limited(e)

     10.7 Memorandum of Agreement between the Registrant and Global Telecommunications(e)

     10.8 Letter of Intent between the Registrant and Sepp Schlaminger Help-Verwaltungs-U BeteiligungsgesmbH, Albert Vogl, Kurt Reichenberger and Helmut Presske(e)

     10.10 Agreement between the Registrant, Mid-West Financial Corporation and Kurt Reichenberger(e)

     10.11 Stock Exchange Agreement between the Registrant, China Cool Air Holdings Ltd. and the Shareholders of China Cool Air Holdings Ltd.
             (b)

     10.12   Agreement between the Registrant and Global Telecommunications
             Inc.(b)

     10.13   Separation Agreement between the Registrant and Joseph Tarsia (b)

     10.14   Memorandum of Understanding with Kaidi Silk Co., Ltd.(e)

     10.15   Employment Agreement with Scott McPherson (c)

     23.1    Consent of Cogen Sklar LLP, Independent Auditors.*

     23.2 Consent of Silverman, Collura, Chernis & Balzano, P.C. (included in the opinion filed as Exhibit 5.1).*

Incorporated by reference from the Company's (a) Form S-18 Registration State-ment on Form S-18 (File No. 32881-NY), (b) the Company's Current Report on Form 8K dated April 25, 1995, (c) Annual report on Form 10KSB for the year ended July 31, 1995, (d) Form S-1 Registration Statement dated August 30, 1996 (File No. 333-11233, and (e) Form S-1 Registration Statement dated March 15, 1995 and amendments (File No. 33-90344). All other applicable exhibits are incorporated by reference from the Company's Annual Reports on Form 10-KSB for the years ended July 31, 1996, 1994, 1993 and 1992.

Item 17.   Undertakings.

      (a)  Rule 415 Offerings.

      The undersigned issuer hereby undertakes that it will:

      (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

        (iii) Include any additional or changed material information on the plan of distribution.

provided, however, the paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

      (2) For determining liability under the Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indem-nification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such court.

                                POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Peter Pelullo his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to take such actions in, and file with the appropriate authorities in, whatever states said attorney-in-fact and agent shall determine, such applications, statements, consents and other documents as may be necessary or expedient to register securities of the Company for sale, granting unto said attorney-in-fact and agent full power and authority to do so and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof and the Registrant hereby confers like authority on its behalf.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration state-ment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania on August 13, 1997.

                          SIGMA ALPHA GROUP, LTD.

                          By:
                             -------------------------------
                             Peter S. Pelullo, President

                         POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Peter Pelullo his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and to take such actions in, and file with the appropriate authorities in, whatever states said attorney-in-fact and agent shall determine, such applications, statements, consents and other documents as may be necessary or expedient to register securities of the Company for sale, granting unto said attorney-in-fact and agent full power and authority to do so and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof and the Registrant hereby confers like authority on its behalf.

      Pursuant to the requirements of the Securities Act of 1933, this Regis-tration statement was signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                     TITLE                        DATE
      ---------                     -----                        ----

/s/                            President, Principal            August 13, 1997
-----------------------        Executive Officer,
Peter S. Pelullo               Principal Financial
                               Officer, Principal
                               Accounting Officer
                               and Chairman of the Board
                               and as Power of Attorney
                               for Members of the Board

/s/                            Principal Financial Officer     August 13, 1997
-----------------------        and Accounting Officer
James M. Boyd, Jr.

/s/
-----------------------        Director                        August 13, 1997
John N. D'Anastasio

/s/
----------------------         Director                        August 13, 1997
Robert S. Sannelli